Richard J. Coyle	Chapman and Cutler LLP
Partner	320 South Canal Street
Chicago, Illinois 60606

T 312.845.3724
rcoyle@chapman.com

July 25, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 19, 2025 (the “Registration Statement”). The Registration Statement relates to the Bitwise Bitcoin Option Income Strategy ETF, Bitwise BITQ Option Income Strategy ETF and Bitwise Ethereum Option Income Strategy ETF , each a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness. The Registrant will indicate in its responses if the revisions only apply to certain of the Funds.

Comment 2 – Principal Investment Strategies (Bitwise Bitcoin Option Income Strategy ETF)

In the first paragraph of the section titled “Principal Investment Strategies”, please disclose under what circumstances the Fund may use options on Bitcoin ETPs as opposed to options on a Bitcoin ETP index.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies”.

The Fund will determine whether to utilize Bitcoin ETP Options that use a Bitcoin ETP or a Bitcoin ETP Index as the reference asset based upon a range of factors, including, but not limited to, whether it is seeking exposure to the performance of a single Bitcoin ETP or the aggregate performance of a group of Bitcoin ETPs, the liquidity of the various Bitcoin ETP Options and Bitcoin ETP Option position limits.

Comment 3 – Principal Investment Strategies (Bitwise Bitcoin Option Income Strategy ETF)

In the section entitled “Principal Investment Strategies – Additional Information about the Bitcoin ETPs,” in addition to stating that the Bitcoin ETPs are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), please include a statement that the underlying issuer is subject to the informational requirements of the Exchange Act, and in accordance therewith, files, reports and other information with the SEC. Please include a statement that the information filed with the SEC and available on the SEC’s website includes reports, proxy and information statements and other information regarding the underlying issuer, and where investors can locate information regarding financial statements provided to or filed with the Commission by the underlying issuer.

Response to Comment 3

Pursuant to the Staff’s comment, the second paragraph of the section titled “Additional Information about the Bitcoin ETPs” has been revised to include the following disclosure:

The underlying issuers of Bitcoin ETPs are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are subject to the informational requirements of the Exchange Act. Information provided to or filed with the SEC by the underlying issuer of a Bitcoin ETP pursuant to the Exchange Act, including financial reports, proxy and information statements, and other information regarding Bitcoin ETPs, can be located through the SEC’s website at www.sec.gov.

Comment 4 – Principal Investment Strategies (Bitwise BITQ Option Income Strategy ETF)

The Staff notes the inclusion of “BITQ” in the name of the Fund and the Fund’s accompanying 80% test, set forth below.

The Fund will invest at least 80% of its net assets plus borrowings in options contracts that utilize BITQ or a BITQ Constituent as the reference asset.

Currently, as drafted, this 80% investment test would be satisfied if the Fund invested 80% of its net assets in options contracts that utilized any of the BITQ Constituents as the reference asset. Please revise to clarify that in the event the Fund invests in option contracts that utilize BITQ Constituents, as opposed to BITQ itself, as the reference asset, such option contracts referencing the BITQ Constituents must approximately replicate the performance of BITQ if the Fund wishes to continue to use “BITQ” in the name of the Fund.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised, as set forth below:

The Fund will invest at least 80% of its net assets plus borrowings in options contracts with reference assets that cumulatively provide exposure to the performance of BITQ. Such option contracts may utilize BITQ itself as the reference asset or such option contracts may utilize the BITQ Constituents that approximately replicate the performance of BITQ as the reference assets. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value.

Comment 5 – Principal Investment Strategies (Bitwise BITQ Option Income Strategy ETF)

In the section entitled “Principal Investment Strategies – Additional Information about BITQ,” please delete “or another liquid crypto asset” pursuant to previous Staff comments regarding the Bitwise Crypto Industry Innovators ETF.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 6 – Principal Investment Strategies (Bitwise BITQ Option Income Strategy ETF)

In the section entitled “Principal Investment Strategies – Additional Information about BITQ,” the disclosure provides that “[a]dditional information regarding BITQ, including its prospectus and most recent annual report, is available without charge by visiting www.bitqetf.com.” Please revise to include additional disclosure that stating that BITQ is registered under the 1940 Act and that BITQ is therefore subject to the informational requirements of the 1940 Act, and in accordance therewith, files, reports and other information with the SEC.

Response to Comment 6

Pursuant to the Staff’s comment, the “Additional Information About the BITQ” has been revised, as set forth below.

BITQ is registered under the 1940 Act and is subject to the informational requirements of the 1940 Act. Information provided to or filed with the SEC by the underlying issuer of a BITQ pursuant to the 1940 Act, including financial reports, proxy and information statements, and other information regarding BITQ, can be located through the SEC’s website at www.sec.gov.

Comment 7 – Principal Investment Strategies (Bitwise Ethereum Option Income Strategy ETF)

In the section entitled “Principal Investment Strategies – Additional Information about the Ether ETPs,” please confirm whether the Fund will have significant exposure to any particular Ether ETP. If so, in addition to stating that the Ether ETPs are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), please include a statement that the underlying issuer is subject to the informational requirements of the Exchange Act, and in accordance therewith, files, reports and other information with the SEC. Please include a statement that the information filed with the SEC and available on the SEC’s website includes reports, proxy and information statements and other information regarding the underlying issuer, and where investors can locate information regarding financial statements provided to or filed with the Commission by the underlying issuer.

Response to Comment 7

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies – Additional Information About Ether ETPs” has been revised, as set forth below.

The Ether ETPs are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the informational requirements of the Exchange Act. Information provided to or filed with the SEC by the underlying issuer of an Ether ETP pursuant to the Exchange Act, including financial reports, proxy and information statements, and other information regarding Ether ETPs, can be located through the SEC’s website at www.sec.gov.

In particular, the Fund expects to have significant exposure to the Bitwise Ethereum ETF (“ETHW”), an Ether ETP. ETHW’s shares are listed on the NYSE Arca, Inc. under the ticker symbol “ETHW.” ETHW’s investment objective is to seek to provide exposure to the value of ether held by the Trust, less the expenses of ETHW’s operations and other liabilities. Bitwise Investment Advisers, LLC, an affiliate of the Fund’s investment adviser, serves as the sponsor to ETHW.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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